Page 1 of 14
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                  Under the Securities Exchange Act of 1934


                              PUBLICIS GROUPE S.A.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                 744 63 M 106
                                 (CUSIP Number)

                               Jean-Michel Etienne
                         133, Avenue Des Champs-Elysees
                               75008 Paris, France
                              01133-1-44-43-72-30
                  (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 28, 2003
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

      * If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]



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

                                                                    Page 2 of 14

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------------

        Elisabeth Badinter
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
-------------------------------------------------------------------------------

(a)         [ ]

(b)         |X|

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3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  N/A

-------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
        []

-------------------------------------------------------------------------------
6.      Citizenship or Place of Organization
        Republic of France

-------------------------------------------------------------------------------

                    7. Sole Voting Power

                7,766,800 (representing 15,533,600 voting rights)
Number of       ----------------------------------------------------------------
Shares              8. Shared Voting Power
Beneficially
Owned by        66,478,504 (97,438,704 voting rights)
Each            ----------------------------------------------------------------
Reporting           9. Sole Dispositive Power
Person
With            7,766,800
                ----------------------------------------------------------------
                    10. Shared Dispositive Power

                66,478,504
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

74,245,304 (representing 112,972,104 voting rights)

-------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

37.9% (equity interest); 50.0% (voting power)

-------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions) IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
        Societe Anonyme Somarel

-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         |_|

(b)         |X|
-
-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  N/A

-------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
        [ ]

-------------------------------------------------------------------------------
6.      Citizenship or Place of Organization
        Republic of France

-------------------------------------------------------------------------------
                    7. Sole Voting Power

                0
Number of       ----------------------------------------------------------------
Shares              8. Shared Voting Power
Beneficially
Owned by        30,960,000(representing 61,920,000 voting rights)
Each            ----------------------------------------------------------------
Reporting           9. Sole Dispositive Power
Person
With           0
                ----------------------------------------------------------------
                    10. Shared Dispositive Power

                30,960,000
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

30,960,000 (representing 61,920,000 voting rights)

-------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

15.8% (equity interest); 27.4% (voting power)

-------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
         CO, HC
-------------------------------------------------------------------------------

                                                                    Page 4 of 14
ITEM 1.  SECURITY AND ISSUER

      This Amendment No. 1 amends the Schedule 13D originally filed on October 7, 2002 (as amended, the "Schedule 13D") by Elisabeth Badinter and Societe Anonyme Somarel and relates to ordinary shares, nominal value (euro)0.40 per share, of Publicis Groupe S.A., a societe anonyme organized under the laws of the Republic of France (the "Issuer"). The principal executive offices of the Issuer are located at 133, Avenue des Champs-Elysees, 75008 Paris, France. Capitalized terms used without definition in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D. The terms "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 1.

ITEM 2.  IDENTITY AND BACKGROUND

      (a) The names of the persons filing this statement are Elisabeth
Badinter and Societe Anonyme Somarel ("Somarel"). Ms. Badinter is the daughter of Marcel Bleustein-Blanchet, the founder of the Issuer. Somarel is a holding company the principal asset of which is the interest in the Issuer. The names of the directors of Somarel are set forth on Schedule I hereto which is incorporated herein by reference. Somarel does not have any officers.

      (b) The business address of Ms. Badinter and Somarel is 133, Avenue des Champs-Elysees, 75008 Paris, France. The business addresses of the directors of Somarel are set forth on Schedule I hereto.

      (c) The principal occupation of Ms. Badinter is lecturer at the Ecole Polytechnique and author. Ms. Badinter is the Chairperson of the Issuer's Supervisory Board and of Somarel's Board of Directors. The principal occupation of each director of Somarel is set forth in Schedule I hereto. The business addresses of the employers of the directors of Somarel are set forth on Schedule I hereto.

      (d) Neither Ms. Badinter nor Somarel, or, to the best knowledge of Somarel, any of the persons set forth on Schedule I hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither Ms. Badinter nor Somarel, or to the best knowledge of Somarel, any of the persons set forth on Schedule I hereto, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such a proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Ms. Badinter is a French citizen. Somarel is a societe anonyme organized under the laws of the Republic of France. The nationality of the directors of Somarel is set forth on Schedule I hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

See description of the transaction in Item 4. No funds were required.

ITEM 4.  PURPOSE OF TRANSACTION

      Pursuant to the Agreement and Plan of Merger (the "Somarel Merger Agreement") entered into by and among Somarel, the Issuer and the other shareholders of Somarel listed on the signature pages thereto, Somarel will merge with and into the Issuer, with the Issuer as the surviving corporation (the "Somarel Merger"). As a consequence of the Somarel Merger, each Somarel shareholder, including Ms. Badinter, will receive ten ordinary shares of the Issuer in exchange for each share of Somarel that such shareholder holds. The Somarel Merger is conditioned, among other things, upon the approval of the shareholders of the Issuer and Somarel. The Issuer and Somarel's shareholders will meet on May 15, 2003 to vote on the Somarel Merger and the Somarel Merger is expected to be completed immediately after such shareholder approvals are obtained. The detailed terms of the Somarel Merger are contained in a French prospectus (the "Prospectus") filed by the Issuer with the Commission des Operations de Bourse ("COB") in Paris, which will be included in the Issuer's proxy statement to be mailed to its shareholders in connection with its May 15, 2003 shareholder meeting. The Issuer filed an English translation of the Prospectus with the SEC under cover of Form 6-K on April 21, 2003.

      On March 7, 2002, Ms. Badinter and Dentsu Inc., a Japanese corporation, ("Dentsu") executed and delivered a Memorandum of Understanding (the "MOU") to govern their relationship as shareholders of Publicis Groupe S.A. The MOU was entered into in connection with the Merger on September 24, 2002 of Bcom3 into a wholly-owned subsidiary of the Issuer (the "Bcom3 Merger"). Upon completion of the Bcom3 Merger, Dentsu became a shareholder of Publicis. The Bcom3 Merger is described in more detail in the Issuer's Registration Statement on Form F-4 (Registration No. 333-87600) (the "Registration Statement").

      The MOU provides for, among other things, an agreement between Dentsu and Ms. Badinter on how to vote the Publicis ordinary shares owned by Dentsu and Somarel on certain matters and certain restrictions on transfer of such shares. Pursuant to the MOU, Dentsu agreed to cause its designees on Publicis's Supervisory Board to vote to elect Ms. Badinter chairperson of Publicis's Supervisory Board, to elect to and maintain on the Supervisory Board Ms. Badinter's nominees, and to vote in favor of nominees to Publicis's Management Board proposed by Ms. Badinter, provided that Ms. Badinter will consult with Dentsu regarding the Management Board nominees. In addition, Dentsu agreed to vote its Publicis shares as directed by Ms. Badinter regarding certain matters, such as amendments to Publicis's charter to change Publicis's name or headquarters, the size of Publicis's Supervisory Board or Management Board, the terms of the Supervisory Board and Management Board members, specified merger, consolidation or similar transactions, declaration of dividends, and certain capital increases and reductions. Dentsu agreed not to vote at any Publicis shareholders meeting an amount of shares of the Issuer to be received by Dentsu in the Merger representing in excess of 15% of the Issuer's total voting power. In turn, Ms. Badinter agreed to vote, and cause Somarel to vote, the shares of the Issuer held by her to elect to and maintain on the Supervisory Board the two Dentsu nominees.

      Pursuant to the MOU, Dentsu agreed not to pledge or transfer any of the shares of the Issuer received by it in the Bcom3 Merger until July 12, 2012. From July 12, 2012, Ms. Badinter has a right of first refusal with respect to shares of the Issuer to be sold by Dentsu in private transactions and a right of first offer with respect to shares of the Issuer to be sold by Dentsu in the open market or to an underwriter or in another organized selling effort. The MOU remains binding upon the parties until a more detailed shareholders agreement is negotiated and executed by Ms. Badinter and Dentsu.

      Dentsu and Ms. Badinter also entered into a letter agreement (the "Letter Agreement"), dated March 7, 2002, pursuant to which Dentsu agreed to put in escrow an amount of shares of the Issuer to be received by Dentsu in the Bcom3 Merger that entitle Dentsu to voting rights representing in excess of 15% of the Issuer's total voting power. As of the date hereof, this arrangement has not been implemented.

     The preceding summaries of certain provisions of the Somarel Merger Agreement, the MOU and the Letter Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. An English translation of the complete text of the Somarel Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference. The complete text of the MOU has been filed with the Securities and Exchange Commission as Exhibit 10.1 to the Registration Statement and is incorporated herein by reference. The complete text of the Letter Agreement has been filed with the SEC as Exhibit 3 to the original
Schedule 13D filed by Ms. Badinter and Somarel on October 7, 2002 and is incorporated herein by reference.

      Subject to the information contained herein, Ms. Badinter currently intends to maintain her interest in the Issuer upon completion of the Somarel Merger. Ms. Badinter expects to review on a continuous basis various factors relating to her investment in the Issuer, including the Issuer's business and prospects, the price and availability of the Issuer's shares, subsequent developments related to the Issuer, other investment and business opportunities available to Ms. Badinter and general stock market or economic conditions. Based on these factors, Ms. Badinter may from time to time decide to purchase additional shares of the Issuer or sell all or part of her investment in the Issuer.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

      Generally, ordinary shares of the Issuer entitle the holder thereof to one vote per share. However, if the same shareholder holds ordinary shares of the Issuer for a two-year period in registered form, these shares are granted double voting rights. The Publicis shares to be issued in the Somarel Merger in exchange for Somarel Shares held for more than two years will also have double voting rights. The following statements regarding interest in securities of the Issuer reflect the double voting rights, where applicable.

      Ms. Badinter owns directly 7,766,800 ordinary shares (with 15,533,600 voting rights) of the Issuer, representing approximately 4.0% of the total outstanding ordinary shares of the Issuer and approximately 6.9% of the Issuer's voting power (the "EB Shares").

      Somarel owns 30,960,000 ordinary shares (with 61,920,000 voting rights) of the Issuer, representing approximately 15.8% of the total outstanding ordinary shares of the Issuer and approximately 27.5% of the Issuer's voting power (the "Somarel Shares"). Ms. Badinter owns (1) the usufruct interest (usufruit) in 1,577,302 shares of Somarel (the "Usufruct Shares") and (2) 10,652 shares of Somarel, which together represent 51.3% of Somarel's total outstanding shares and voting power. As the usufruct holder with respect to the Usufruct Shares, Ms. Badinter is entitled to all economic rights attached to the Usufruct Shares and has the right to vote at general shareholder meetings of Somarel. Ms. Badinter is also the Chairperson of Somarel's Board of Directors. Ms. Badinter's children own the bare legal title (nue propriete) with respect to the Usufruct Shares. The holders of bare legal title to the Usufruct Shares have the right to vote the shares at special shareholders meetings. Upon completion of the Somarel
Merger, the usufruct/bare legal title arrangement between Ms. Badinter and her children will continue with respect to the 15,773,020 ordinary shares of the Issuer to be issued in the Somarel Merger in exchange for the Usufruct Shares.

      Dentsu owns 28,690,875 ordinary shares of the Issuer (the "Dentsu Shares"). In addition, Dentsu owns the bare legal title and voting rights, but not the economic interest (the "Dentsu Bare Legal Title") in 6,827,629 ordinary shares of the Issuer until September 24, 2004 pursuant to the Agreement of Transfer of the Nue Propriete of Certain Shares of the Issuer, dated September 24, 2002, among Dentsu, Wilmington Trust Company, as special nominee, and the Issuer, which is incorporated herein by reference. The Dentsu Shares represent approximately 14.6% of the total outstanding ordinary shares of the Issuer and the Dentsu Shares and the Dentsu Bare Legal Title represent approximately 18.1% of the total outstanding shares of the Issuer and 15.8% of the Issuer's voting power. As stated in Item 4, Dentsu agreed not to vote approximately 0.8% of the total voting power of the Issuer, or 1,608,807 Dentsu Shares and Dentsu Bare Legal Title, which is the excess of Dentsu's voting power over 15% of the Issuer's total voting power.

      Ms. Badinter has the sole power to vote or direct the voting of, and the sole power to dispose or direct the disposition of, the EB Shares. Somarel, Ms. Badinter and her children have shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, the Somarel Shares. By virtue of the MOU, Ms. Badinter may be deemed to have shared power to vote, or direct the voting of, the Dentsu Shares and the Dentsu Bare Legal Title (subject to the voting restriction described in the previous paragraph) and shared power to dispose of, or direct the disposition of, the Dentsu Shares and the Dentsu Bare Legal Title.

      Based on the above, Ms. Badinter may be deemed to beneficially own 74,245,304 ordinary shares (with 112,972,104 voting rights) of the Issuer, representing approximately 37.9% of the total outstanding shares of the Issuer and approximately 50.0% of the Issuer's voting power.

      Upon completion of the Somarel Merger, Ms. Badinter (1) will have the sole power to vote or direct the voting of, and the sole power to dispose or direct the disposition of, 7,873,320 ordinary shares (with 15,746,640 voting rights) of the Issuer, representing approximately 4.0% of the total outstanding ordinary shares of the Issuer and approximately 7.1% of the Issuer's voting power, (2) with her children, may be deemed to have shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of (through her ownership of usufruct interests in), 15,773,020 shares of the Issuer (with 29,046,040 voting rights), representing approximately 8.1% of the Issuer's total outstanding shares and approximately 13.1% of the Issuer's voting power, and (3) with Dentsu, may be deemed to have shared power to vote or direct the voting of (subject to the voting restriction described above), and shared power to dispose or direct the disposition of, 35,518,504 shares (with 35,518,504 voting rights), representing approximately 18.2% of the total outstanding shares of the Issuer and approximately 16.0% of its voting power.

      Based on the above, upon completion of the Somarel Merger, Ms. Badinter may be deemed to beneficially own 59,164,844 shares of the Issuer (with 80,311,184 voting rights), representing 30.3% of the total outstanding shares of the Issuer and 36.2% of its voting power.

   Upon completion of the Somarel Merger, Somarel will cease to exist and will not own any shares of the Issuer.

      To the best knowledge of Somarel, none of the directors of Somarel (other than Ms. Badinter as set forth herein) beneficially owns any shares of the Issuer.

      With regard to share information and percentages that do not reflect the Somarel Merger, all share information is given as of December 31, 2002 and all percentages are calculated based on 196,081,129 shares of the Issuer outstanding, and 226,064,648 voting rights associated with shares of the Issuer, in each case as of December 31, 2002. All share information and percentages reflecting the Somarel Merger are based on 195,297,325 shares of the Issuer outstanding (with 221,995,030 voting rights).

      The principal business address of Dentsu is 1-11, Tsukiji, Chuo-ku, Tokyo 104-8426, Japan. The principal business of Dentsu is providing advertising and marketing communications services.

      To the best knowledge of Ms. Badinter and Somarel, Dentsu, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dentsu was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (c) None of Ms. Badinter, Somarel or, to the best knowledge of Somarel, Somarel's directors effected any transactions in ordinary shares of the Issuer during the past 60 days.

      (d) No person other than Ms. Badinter has the right to receive dividends on or proceeds from the sale of EB Shares. No person other than Somarel has the right to receive dividends on or proceeds from the sale of Somarel Shares. Neither Ms. Badinter nor Somarel has the right to receive dividends on or proceeds from the sale of Dentsu Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The shareholders of Somarel, consisting of Ms. Badinter (and other members of the Bleustein-Blanchet family), the investors (BNP-Paribas, Pechel Industries, Cie Financiere St-Honore, Francarep and SRRE, hereinafter referred to collectively as the "Investors"), certain other shareholders of Somarel listed on the signature pages thereto and employees and members of the management of the Issuer executed a shareholders' agreement, dated April 9, 1998 (hereinafter the "Shareholders Agreement"). Most provisions of the Shareholders Agreement will terminate at the earlier to occur of the completion of the Somarel Merger or June 30, 2003.

      The Shareholders Agreement contains the following key terms:

     - that the Investors desire to ensure the continuity of the actions taken by Ms. Badinter in the name of the family shareholders, to support the development of the Issuer group and to help the Issuer implement the strategic orientation defined under the authority of Ms. Badinter within the corporate bodies of Somarel and the Issuer; specifically, the Shareholders Agreement provides (1) that the Investors are bound by the decisions of the board of directors of Somarel and they agree not to dissent publicly, and (2) that Somarel, under the control of its shareholders, will retain an interest in the Issuer.

      - that the Investors and the employees and management of the Issuer will retain all of their Somarel shares until June 30, 2003, with the exception of transfers between shareholders. Ms. Badinter agreed not to transfer any shares of the Issuer that would result in a decrease of the voting rights of the Issuer that she holds directly and indirectly through Somarel.

- that Ms. Badinter and the family shareholders may not reduce, in one transaction or a series of transactions, the shares or voting rights they hold by more than 10% without offering to the other parties to the Shareholders Agreement to transfer their shares in the same proportion; provided, however, that in the event of a change of control of the Issuer as a result of a transfer of Somarel or Issuer shares by Ms. Badinter, the other parties shall have the right to dispose of all of their Somarel shares.

- that the Somarel Merger be effected before June 30, 2003 to ensure the liquidity of the investments made by the Investors and of the employees and management of the Issuer.

- that Ms. Badinter has a right of first refusal until June 30, 2006 in the event that any former Somarel shareholder desires to sell a block of Publicis shares of more than 0.5% of the capital of Publicis to a competitor of Publicis.

      This summary of certain provisions of the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the English translation of the agreement which is filed as Exhibit 5 hereto and incorporated herein by reference.

See also description in Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. English translation of Agreement and Plan of Merger, dated as of March 28, 2003, by and among Publicis Groupe S.A. and Societe Anonyme Somarel.

2. Memorandum of Understanding, dated as of March 7, 2002, between Elisabeth Badinter and Dentsu (incorporated by reference to Exhibit
            10.1 to Publicis Groupe S.A.'s Registration Statement on Form F-4 (Registration No. 333-86700)).

3. Agreement for the Transfer of Nue Propriete of certain Publicis shares, dated September 24, 2002, among Dentsu Inc., Wilmington Trust Company and

            Publicis Groupe S.A. (incorporated by reference to Exhibit 2 to Somarel's and Ms. Badinter's Schedule 13D filed with the SEC on October 7, 2002).

4. Letter Agreement, dated March 7, 2002, of Dentsu Inc. (incorporated by reference to Exhibit 3 to Somarel's and Ms. Badinter's Schedule 13D filed with the SEC on October 7, 2002).

5. English translation of Shareholders' Agreement, dated April 9, 1998 among the shareholders of Somarel listed on the signature pages thereto.

6. Joint Filing Agreement, dated as of April 28, 2003, between Elisabeth Badinter and Societe Anonyme Somarel.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2003

                                    /s/ Elisabeth Badinter
                                    ------------------------------------
                                    Elisabeth Badinter


                                    SOCIETE ANONYME SOMAREL

                                    /s/ Elisabeth Badinter
                                    ------------------------------------
                                    Name: Elisabeth Badinter
                                    Title: Chairman, Somarel

                                  EXHIBIT INDEX
                                  -------------

1. English translation of Agreement and Plan of Merger, dated as of March 28, 2003, by and among Publicis Groupe S.A. and Societe Anonyme Somarel.

2. Memorandum of Understanding, dated as of March 7, 2002, between Elisabeth Badinter and Dentsu (incorporated by reference to Exhibit
            10.1 to Publicis Groupe S.A.'s Registration Statement on Form F-4 (Registration No. 333-86700)).

3. Agreement for the Transfer of Nue Propriete of certain Publicis shares, dated September 24, 2002, among Dentsu Inc., Wilmington Trust Company and Publicis Groupe S.A. (incorporated by reference to
            Exhibit 2 to Somarel's and Ms. Badinter's Schedule 13D filed with the SEC on October 7, 2002).

4. Letter Agreement, dated March 7, 2002, of Dentsu Inc. (incorporated by reference to Exhibit 3 to Somarel's and Ms. Badinter's Schedule 13D filed with the SEC on October 7, 2002).

5. English translation of Shareholders' Agreement, dated April 9, 1998 among the shareholders of Somarel listed on the signature pages thereto.

6. Joint Filing Agreement, dated as of April 28, 2003, between Elisabeth Badinter and Societe Anonyme Somarel.

-----------------------------------------------------------------------------
Name1                          Principal Occupation or       Nationality/
----                           ------------------------
                                                               Country of
                                      Employment               Formation
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Elisabeth Badinter          Lecturer, Ecole Polytechnique2      French
                           Chairperson of the Somarel
                            Board
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Sophie Dulac                Manager, Sophie Dulac               French
                           Productions, Member of the
                            Supervisory Board of Publicis
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Claude Marcus               Retired                             French
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Jean-Michel Bleustein       Retired                             French
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Simon Badinter              Chairman of Management Board,       French
                            Medias & Regies Europe;3
                            Member of the Supervisory
                                Board of Publicis
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Benjamin Badinter           Member of the Management            French
                            Board of Medias & Regies
                            Europe, Director of European
                             Development of Publicis
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Eric Delorme                Partner at "Paribas Affaires        French
                            Industrielles"4
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Pechel Industries5          N/A                                 French
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Judith Badinter             Member of the Supervisory           French
                            Board of Medias & Regies
                              Europe, psychoanalyst
-----------------------------------------------------------------------------
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Compagnie Financiere        N/A                                 French
Honore6
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
SRRE SA7                    N/A                               Luxembourg
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
MLMS8                       N/A                                 French
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
FRANCAREP9                  N/A                                 French
-----------------------------------------------------------------------------


--------
1 The business address of all directors is:  c/o Somarel, 133, Avenue des
  Champs-Elysees, 75008 Paris, France.
2 The address of the Ecole Polytechnique is route de Saclay, 91128 Palaiseau,
  France.
3 The address of Medias & Regies is 133, Avenue des Champs-Elysees, 75008 Paris,
  France.
4 The address of "Paribas Affaires Industrielles" is 43, avenue de l'Opera
  75002. Parent company of Paribas Affaires Industrielles is "BNP-Paribas", 16, Boulevard des Italiens, 75009 Paris, France.
5 Represented by Jean Gore.
6 Represented by Samuel Pinto.
7 Represented by Charles de Croisset, Chairman of the CCF.
8 Represented by Claudine Bienaime.
9 Represented by Georges Babinet.